Exhibit 99.1

Enerplus Announces Cash Dividend for April 2014 and Elimination of Discount on Stock Dividend Program

CALGARY, March 25, 2014 /CNW/ - Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) announces that a cash dividend in the amount of CDN$0.09 per share will be payable on April 21, 2014 to all shareholders of record at the close of business on April 4, 2014. The ex-dividend date for this payment is April 2, 2014.

The CDN$0.09 per share dividend is equivalent to approximately US$0.08 per share if converted using the current Canadian/US dollar exchange rate of 0.8915. The U.S. dollar equivalent dividend will be based upon the actual Canadian/US exchange rate applied on the payment date and will be net of any Canadian withholding taxes that may be applicable.

Dividends paid by Enerplus are considered an "eligible dividend" for Canadian tax purposes. For U.S. income tax purposes, Enerplus' dividends are considered "qualified dividends".

Effective with the April 2014 dividend payment described above, Enerplus has elected to eliminate the 5% discount applied to determine the number of shares issued pursuant to the Stock Dividend Program ("SDP"). Until otherwise announced by Enerplus, the number of new shares issued through the SDP will be based upon the weighted average trading price of Enerplus' shares on the Toronto Stock Exchange for the five trading day period immediately prior to the applicable dividend payment date.

Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans" and similar expressions, are forward-looking information that represents management of Enerplus' internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Enerplus. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus' actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Enerplus' filings with the Canadian and U.S. securities authorities.  Accordingly, holders of Enerplus shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted.

SOURCE: Enerplus Corporation

%CIK: 0001126874

For further information:

For further information, including financial and operating results and our most recent corporate presentation, please visit our website at www.enerplus.com, or phone 1-800-319-6462.

CO: Enerplus Corporation

CNW 06:00e 25-MAR-14